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MI DEVELOPMENTS LOGO	MI Developments Inc. 455 Magna Drive Aurora, Ontario L4G 7K1 Tel: (905) 713-6322 Fax: (905) 713-6332

PRESS RELEASE

MI DEVELOPMENTS ANNOUNCES FOURTH QUARTER AND 2003 FISCAL YEAR RESULTS

        March 10, 2004, Aurora, Ontario, Canada......MI Developments Inc. (TSX: MIM.A, MIM.B; NYSE: MIM) ("MID" or the "Company") today announced its results for the three months and year ended December 31, 2003. MID also announced that it has filed today a preliminary base shelf prospectus relating to the issuance of up to Cdn$650 million of unsecured debt securities. All figures are in U.S. dollars unless otherwise noted.

HIGHLIGHTS

	REAL ESTATE BUSINESS PRO FORMA(1)
	THREE MONTHS ENDED		YEAR ENDED
	Dec. 31, 2003(2)	Dec. 31, 2002	Dec. 31, 2003	Dec. 31, 2002
Rental revenues	$30,969	$22,824	$116,356	$89,393
Net income	$10,331	$10,395	$49,834	$41,046
Funds from operations ("FFO")(3)	$22,600	$18,460	$87,283	$68,696
Diluted FFO per share	$0.47	$0.38	$1.81	$1.43
	MID CONSOLIDATED ACTUAL
	THREE MONTHS ENDED		YEAR ENDED
	Dec. 31, 2003	Dec. 31, 2002	Dec. 31, 2003	Dec. 31, 2002
Revenues
Real Estate Business	$30,969	$22,981	$116,180	$86,103
MEC	134,929	106,396	697,786	540,330

	$165,898	$129,377	$813,966	$626,433

Net income (loss)(4)
Real Estate Business	$10,331	$4,758	$29,972	$21,839
MEC	(60,737)	(9,410)	(62,316)	(11,289)

	$(50,406)	(4,652)	$(32,344)	$10,550

Diluted loss per share(5)	$(1.05)	$—	$(1.03)	$—

(1)
On August 19, 2003, the shareholders of Magna International Inc. ("Magna") approved spin-off transactions to list MID as a separate, publicly-traded company. Pro forma results for the Real Estate Business give effect to the spin-off transactions, business combinations, changes in legal, capital and lease structures, and committed levels of executive compensation for new officers of MID, as though all of these changes had occurred effective January 1, 2002.

(2)
For the three months ended December 31, 2003, the Real Estate Business' pro forma results of operations are identical to its actual results of operations in accordance with Canadian generally accepted accounting principles ("GAAP").

(3)
FFO and diluted FFO per share are measures widely used by analysts and investors in evaluating the operating performance of real estate companies, however, FFO does not have a standardized meaning under Canadian GAAP and therefore, is unlikely to be comparable to similar measures presented by other companies. Please refer to "Reconciliation of Net Income to Funds From Operations (Pro Forma)" below.

(4)
Net income (loss) and diluted earnings (loss) per share include the impact of non-cash write-downs of MEC's long-lived and intangible assets recorded during the three month periods ended December 31, 2003 and 2002. During the three months ended December 31, 2003, MEC recorded $134.9 million in non-cash write-downs of its long-lived and intangible assets. The impact of these write-downs to net income for the three months and year ended December 31, 2003 was $81.7 million. The impact to diluted loss per share for the three months and year ended December 31, 2003 was $1.70. During the three months ended December 31, 2002, MEC recorded $17.5 million in non-cash write-downs of its long-lived and intangible assets. The impact of these write-downs to net income for the three months and year ended December 31, 2002 was $13.8 million. MEC's net loss reflects minority interest and for the year ended December 31, 2002 dilution losses of $10.7 million.

(5)
Diluted loss per share for MID consolidated actual results is based on the net loss for the period following the effective date of the spin-off from Magna (August 29, 2003 to December 31, 2003).

REAL ESTATE BUSINESS

Pro Forma Results

        On September 2, 2003, 100% of our shares were distributed by Magna International Inc. ("Magna") to its shareholders of record on August 29, 2003 and we became a separate, publicly traded company. Pro forma results for the Real Estate Business give effect to the "spin-off" transactions as though they occurred on January 1, 2002. The pro forma results enhance the comparability of our current and prior year's financial performance.

        For the three months ended December 31, 2003, rental revenues from our Real Estate Business were $31.0 million, an increase of $8.2 million or 36% over the pro forma rental revenues for the three months ended December 31, 2002. The higher rental revenues reflect completed development projects coming on-stream since December 31, 2002 of $2.6 million, contractual rent increases of $0.5 million, exchange rate movement of $6.0 million due to the strengthening of the Canadian dollar and the euro against the U.S. dollar, offset by a decrease in the straight-line rent adjustment of $0.9 million.

        For the year ended December 31, 2003, pro forma rental revenues were $116.4 million, an increase of $27.0 million or 30% over pro forma rental revenues for the year ended December 31, 2002. Contributions to the increase in rental revenues were from completed projects coming on-stream of $12.7 million, contractual rent increases of $0.9 million and foreign exchange movements of $14.5 million, offset by a decrease in the straight-line rent adjustment of $1.1 million.

        Pro forma net income for the three-month period ended December 31, 2003 was $10.3 million, or unchanged from pro forma net income for the three-month period ended December 31, 2002. The increase in rental revenues experienced in the fourth quarter of 2003 was offset by increases in (i) general and administrative expenses of $3.0 million which was a result of additional salaries, wages and other costs from becoming a stand-alone public company, (ii) depreciation and amortization expense of $1.5 million, and (iii) income taxes of $3.7 million. A one-time income tax expense of $2.4 million was recorded in the fourth quarter, as the Real Estate Business was required to revalue upwards its future tax assets and liabilities to reflect increased corporate income tax rates in the province of Ontario commencing in 2004.

        Pro forma net income for the year ended December 31, 2003 was $49.8 million, an increase of $8.8 million or 21% over the year ended December 31, 2002.

        FFO increased 22% to $22.6 million, or $0.47 per share, for the three-month period ended December 31, 2003 compared to pro forma FFO of $18.5 million, or $0.38 per share for the comparable period ended December 31, 2002. For the year ended December 31, 2003, pro forma FFO increased 27% to $87.3 million, or $1.81 per share, from $68.7 million or $1.43 per share in 2002.

Actual Results

        MID's Real Estate Business recorded increased rental revenues for the three months and year ended December 31, 2003 of $31.0 million and $116.2 million, respectively, representing increases of 35% over the corresponding periods in 2002.

        Net income for the Real Estate Business for the three months and year ended December 31, 2003 was $10.3 million and $30.0 million, respectively, an increase of 117% and 37% over the same periods in 2002.

Operating and Development Highlights

        At December 31, 2003, the Real Estate Business had 24.4 million square feet of leasable area with annualized lease payments of $127.0 million.

        MID's Construction group currently has approximately 500,000 square feet of projects under development for the Magna Group: two each in Canada, the United States and Germany, and one each in Austria and the Czech Republic. These include three carryover projects from the third quarter of 2003 of approximately 225,000 square feet with anticipated costs of completion at December 31, 2003 of $5.0 million. The cost of completion of the remaining 275,000 square feet of new developments is $20 million to $25 million.

        Discussions are continuing among MID, MEC, and prospective third-party developers regarding the development of MEC's under-utilized lands at Gulfstream Park in Florida, and Santa Anita and Golden Gate Fields in California. In addition, we believe that there will be opportunities for us to participate in the re-development of existing MEC facilities or in the development of new MEC facilities. Any participation by MID in MEC-related developments will be subject to consideration by a special committee of independent directors of MID and approval by the board of directors of MID. No binding agreements have been entered into at this time.

MAGNA ENTERTAINMENT (MEC)

        MEC has a separate management team and board of directors, and its business operates independently from MID's Real Estate Business.

        For the three-month period ended December 31, 2003, MEC revenues were $134.9 million, an increase of $28.5 million or 27% over the same period in 2002. MEC recorded $697.8 million in revenues for the year ended December 31, 2003, up $157.5 million or 29% from the year ended December 31, 2002.

        MEC's net loss for the three-month period ended December 31, 2003 was $60.7 million, an increase of $51.3 million from the comparable period in 2002 when the net loss was $9.4 million. MEC's net loss for the year ended December 31, 2003 was $62.3 million as compared to $11.3 million for the year ended December 31, 2002. MEC's net loss for the three months and year ended December 31, 2003 includes impairment charges of $81.7 million (net of income taxes) compared to similar charges of $13.8 million for the same periods in 2002. MEC's results were also adversely affected by lower attendance and decreased on-track wagering activity, increases in general and administrative expenses, and higher interest costs.

        At December 31, 2003, the market value of MID's shareholding in MEC was $317.1 million, based on the closing price of $5.05 for MEC Class A Shares (NASDAQ:MECA) on that date.

OTHER MATTERS

Preliminary Base Shelf Prospectus

        We have filed today a preliminary base shelf prospectus with Canadian securities regulatory authorities, relating to the issuance of debt securities in an aggregate principal amount of up to Cdn$650 million (or approximately $500 million). Once a receipt for a final base shelf prospectus has been obtained from the Canadian securities regulatory authorities, we may offer and issue from time to time one or more series of unsecured debt securities during the 25-month period that the base shelf prospectus remains valid. The specific terms of any offering of debt securities will be set forth in a prospectus supplement.

        Unless otherwise specified in a prospectus supplement, the net proceeds resulting from the issue of debt securities will be used for our general corporate purposes, including acquisitions and the development of real estate as opportunities become available to us. These may include opportunities arising from our ongoing relationship with the Magna group, as well as development and re-development projects that we may enter into with respect to land and facilities currently owned by MEC.

Dividends

        We also announce that our Board of Directors declared our first quarterly dividend with respect to our outstanding Class A Subordinate Voting Shares and Class B Shares in respect of the fiscal quarter ended December 31, 2003. The dividend of $0.09 per share is payable on April 15, 2004 to shareholders of record at the close of business on March 31, 2004.

        MID is a real estate operating company engaged in the ownership, development, management, leasing and acquisition of industrial and commercial real estate properties located in North America and Europe. Virtually all of our income-producing properties are under lease to Magna and its subsidiaries. MID also holds a controlling investment in MEC, North America's number one owner and operator of horse racetracks, based on revenues, and one of the world's leading suppliers, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets.

        We will hold a conference call for interested analysts and shareholders to discuss our fourth-quarter results on Wednesday, March 10, 2004 at 10:30 a.m. EST. The conference call will be chaired by John Simonetti, Vice-President and Chief Financial Officer. The number to use for this call is 1-800-814-4857. The number for overseas callers is (416) 640-4127. Please call in 10 minutes prior to the conference call. MID will also webcast the conference call on our website: www.midevelopments.com. For further information please contact Deborah Fox at (905) 726-7626. For teleconferencing questions, please call Susan Fitzgerald at (905) 726-7106.

        The contents of this press release contain statements which constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements regarding the Company's future plans, costs, objectives or economic performance, or the assumptions underlying any of the foregoing. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Forward-looking statements are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company's control. MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements to reflect subsequent information, events or circumstances or otherwise.

MI DEVELOPMENTS INC.

REAL ESTATE BUSINESS

PRO FORMA STATEMENTS OF INCOME

(Unaudited)
(United States dollars in thousands

	Three Months Ended December 31,		Year Ended December 31,
	2003	2002	2003	2002
Revenues	$30,969	$22,824	$116,356	$89,393

Operating costs and expenses
General and administrative	4,916	1,889	11,826	7,635
Depreciation and amortization	8,577	7,057	32,122	27,410
Interest expense (income), net	(29)	—	(29)	—

Operating income	17,505	13,878	72,437	54,348
Gains (losses) on disposal of real estate	20	—	(114)	128

Income before income taxes	17,525	13,878	72,323	54,476
Income taxes	7,194	3,483	22,489	13,430

Net income	$10,331	$10,395	$49,834	$41,046

See accompanying notes

MI DEVELOPMENTS INC.

REAL ESTATE BUSINESS

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS (PRO FORMA)

(Unaudited)
(United States dollars in thousands)

	Three Months Ended December 31,		Year Ended December 31,
	2003	2002	2003	2002
Net income	$10,331	$10,395	$49,834	$41,046
Add back (deduct) non-cash items:
Depreciation and amortization	8,577	7,057	32,122	27,410
Future income taxes	3,621	1,834	7,526	3,812
Straight-line rent adjustment	91	(826)	(2,313)	(3,444)
Losses (gains) on disposal of real estate	(20)	—	114	(128)

Pro forma funds from operations	$22,600	$18,460	$87,283	$68,696

Pro forma funds from operations per share
Basic	$0.47	$0.38	$1.81	$1.43
Diluted	0.47	0.38	1.81	1.43

Pro forma number of shares outstanding (thousands)
Basic	48,130	48,130	48,130	48,130
Diluted	48,140	48,140	48,140	48,140

See accompanying notes

MI DEVELOPMENTS INC.

NOTES TO REAL ESTATE BUSINESS PRO FORMA STATEMENTS OF INCOME

(all tabular amounts in thousands unless otherwise noted)
(all pro forma amounts for the three months and years ended December 31, 2003 and 2002 are unaudited)

1.     BASIS OF PRESENTATION

  The unaudited pro forma statements of income of the Real Estate Business for the three months and years ended December 31, 2003 and 2002 reflect assumptions and adjustments described in note 2 below and should be read in conjunction with the historical audited consolidated financial statements as at and for the years ended December 31, 2003 and 2002 of the Company, including the related notes thereto.

  The pro forma statements of income have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). No pro forma balance sheet as at December 31, 2003 was required, as all transactions and adjustments are reflected in the consolidated balance sheet of the Company as at December 31, 2003.

  The pro forma statements of income are not necessarily indicative of the results of operations that would have resulted had the relevant transactions taken place at the respective dates referred to below.

2.     PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

  The following reflects the impact of pro forma assumptions and adjustments on the results of the Real Estate Business for the three months and years ended December 31, 2003 and 2002:

	Three Months Ended December 31,		Year Ended December 31,
	2003	2002	2003	2002
Revenues
Rental revenue from operating leases	$—	$9,789	$176	$39,627
Income from direct financing leases	—	(9,946)	—	(36,337)

	—	(157)	176	3,290

Operating costs and expenses
General and administrative	—	—	864	1,058
Depreciation and amortization	—	4,460	36	16,216
Interest expense (income), net	—	(10,646)	(25,061)	(32,862)

Operating income	—	6,029	24,337	18,878
Gains on disposal of real estate	—	—	—	—

Income before income taxes	—	6,029	24,337	18,878
Income taxes	—	392	4,475	(329)

Net income	$—	$5,637	$19,862	$19,207

  The unaudited pro forma statements of income have been presented assuming that Magna International Inc. ("Magna") completed the spin-off of MI Developments Inc. (the "Company") as a separate public company as of January 1, 2002, and give effect to the following items as of these respective dates:

  (a)
  Eurostar and Donnelly facilities

    In July 2002 and October 2002, the Company acquired land and buildings in connection with Magna's acquisition of Eurostar and Donnelly Corporation ("Donnelly"), respectively. The Company entered into new leasing arrangements for the Eurostar and Donnelly facilities effective July 11, 2002 and January 1, 2003, respectively. The pro forma statement of income for the year ended December 31, 2003 includes no adjustments to revenue (year ended December 31, 2002 — $6.0 million) or depreciation expense (year ended December 31, 2002 — $3.6 million) related to these facilities. The pro forma statement of income for the three months ended December 31, 2003 includes no adjustments to revenue (three months ended December 31, 2002 — $0.3 million) or depreciation expense (three months ended December 31, 2002 — $0.9 million).

  (b)
  Tesma facilities

    On January 31, 2003, the Company purchased three properties from Tesma International Inc. ("Tesma"), a public subsidiary of Magna, for cash consideration of $25.0 million and leased them back to Tesma under operating leases. The pro forma statement of income for the year ended December 31, 2003 includes adjustments to revenue of $0.2 million (year ended December 31, 2002 — $2.1 million) and depreciation expense of $36,000 (year ended December 31, 2002 — $0.4 million) related to this property. The pro forma statement of income for the three months ended December 31, 2003 includes no adjustments to revenue (three months ended December 31, 2002 — $0.6 million) or depreciation expense (three months ended December 31, 2002 — $0.1 million).

  (c)
  Lease amendments

    Effective January 1, 2003, the Company amended the terms of certain leases with Magna. As a result of these amendments, the classification of certain leases changed from direct financing to operating. The pro forma statement of income for the year ended December 31, 2003 includes no adjustments to rental revenue from operating leases (year ended December 31, 2002 — $31.6 million) or depreciation expense (year ended December 31, 2002 — $12.2 million) related to these lease amendments. The pro forma statement of income for the three months ended December 31, 2003 includes no adjustments to rental revenue from operating leases (three months ended December 31, 2002 — $9.5 million) or depreciation expense (three months ended December 31, 2002 — $3.5 million).

  (d)
  General and administrative expenses

    General and administrative expenses have been adjusted to reflect incremental committed executive compensation costs.

  (e)
  Elimination of historical intercompany interest

    The adjustment to interest expense in the pro forma statements of income gives pro forma effect to the elimination of interest expense on historical advances from Magna since all intercompany advances were eliminated in the initial capitalization of the Company.

  (f)
  Tax adjustments

    The pro forma statements of income reflect the tax effect on the foregoing Real Estate Business adjustments, where applicable, computed at assumed income tax rates as follows:

	Year Ended December 31,
	2003	2002
Canada	36.6%	38.6%
United States	38.0%	38.0%
Mexico	34.0%	35.0%
Austria	34.0%	34.0%
Germany	40.1%	38.5%
Spain	35.0%	35.0%

    In addition, in conjunction with the spin-off transactions, the legal structure of the Company was amended. The pro forma statements of income reflect the tax impact resulting from this reorganization as if it had been implemented January 1, 2002.

3.     REAL ESTATE BUSINESS — PRO FORMA FUNDS FROM OPERATIONS

  The Company measures and presents funds from operations for the Real Estate Business because it is a measure that is widely used by analysts and investors in evaluating the operating performance of real estate companies. However, funds from operations does not have standardized meaning under Canadian generally accepted accounting principles and therefore is unlikely to be comparable to similar measures presented by other companies.

MI DEVELOPMENTS INC.

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)
(United States dollars in thousands)

	Three Months Ended December 31, 2003
	Real Estate Business	MEC	Consolidated
Revenues
Rental revenue from operating leases	$30,969	$—	$30,969
Racing, real estate and other	—	134,929	134,929

	30,969	134,929	165,898

Operating costs and expenses
Purses, awards and other	—	59,042	59,042
Operating costs	—	68,687	68,687
General and administrative	4,916	20,523	25,439
Depreciation and amortization	8,577	8,740	17,317
Interest expense (income), net	(29)	4,912	4,883
Write-down of MEC long-lived and intangible assets	—	134,856	134,856

Operating income (loss)	17,505	(161,831)	(144,326)
Gains on disposal of real estate	20	31	51

Income (loss) before income taxes and minority interest	17,525	(161,800)	(144,275)
Income taxes	7,194	(58,219)	(51,025)
Minority interest in MEC	—	(42,844)	(42,844)

Net income (loss)	$10,331	$(60,737)	$(50,406)

Earnings per share
Basic and diluted			$(1.05)

Average number of shares outstanding (in thousands)
Basic and diluted			48,130

See accompanying notes

MI DEVELOPMENTS INC.

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)
(United States dollars in thousands)

	Three Months Ended December 31, 2002
	Real Estate Business	MEC	Consolidated
Revenues
Rental revenue from operating leases	$13,035	$—	$13,035
Income from direct financing leases	9,946	—	9,946
Racing, real estate and other	—	106,396	106,396

	22,981	106,396	129,377

Operating costs and expenses
Purses, awards and other	—	45,919	45,919
Operating costs	—	61,426	61,426
General and administrative	1,890	14,455	16,345
Depreciation and amortization	2,596	6,150	8,746
Interest expense, net	10,646	1,083	11,729
Write-down of MEC long-lived and intangible assets	—	17,493	17,493

Operating income (loss)	7,849	(40,130)	(32,281)
Gains on disposal of real estate	—	13,086	13,086

Income (loss) before income taxes and minority interest	7,849	(27,044)	(19,195)
Income taxes	3,091	(11,232)	(8,141)
Minority interest in MEC	—	(6,402)	(6,402)

Net income (loss)	$4,758	$(9,410)	$(4,652)

See accompanying notes

MI DEVELOPMENTS INC.

CONSOLIDATED STATEMENTS OF INCOME

(United States dollars in thousands)

	Year Ended December 31, 2003
	Real Estate Business	MEC	Consolidated
Revenues
Rental revenue from operating leases	$116,180	$—	$116,180
Racing, real estate and other	—	697,786	697,786

	116,180	697,786	813,966

Operating costs and expenses
Purses, awards and other	—	336,770	336,770
Operating costs	—	275,114	275,114
General and administrative	10,962	69,013	79,975
Depreciation and amortization	32,086	31,897	63,983
Interest expense, net	25,032	15,146	40,178
Write-down of MEC long-lived and intangible assets	—	134,856	134,856

Operating income (loss)	48,100	(165,010)	(116,910)
Gains (losses) on disposal of real estate	(114)	31	(83)

Income (loss) before income taxes and minority interest	47,986	(164,979)	(116,993)
Income taxes	18,014	(58,706)	(40,692)
Minority interest in MEC	—	(43,957)	(43,957)

Net income (loss)	$29,972	$(62,316)	$(32,344)

Earnings per share
Basic and diluted			$(1.03)

Average number of shares outstanding (in thousands)
Basic and diluted			48,130

See accompanying notes

MI DEVELOPMENTS INC.

CONSOLIDATED STATEMENTS OF INCOME

(United States dollars in thousands)

	Year Ended December 31, 2002
	Real Estate Business	MEC	Consolidated
Revenues
Rental revenue from operating leases	$49,766	$—	$49,766
Income from direct financing leases	36,337	—	36,337
Racing, real estate and other	—	540,330	540,330

	86,103	540,330	626,433

Operating costs and expenses
Purses, awards and other	—	276,019	276,019
Operating costs	—	204,650	204,650
General and administrative	6,577	43,788	50,365
Depreciation and amortization	11,194	22,834	34,028
Interest expense, net	32,862	776	33,638
Write-down of MEC long-lived and intangible assets	—	17,493	17,493

Operating income (loss)	35,470	(25,230)	10,240
Gains on disposal of real estate	128	15,171	15,299
Dilution losses	—	(10,712)	(10,712)

Income (loss) before income taxes and minority interest	35,598	(20,771)	14,827
Income taxes	13,759	(4,202)	9,557
Minority interest in MEC	—	(5,280)	(5,280)

Net income (loss)	$21,839	$(11,289)	$10,550

See accompanying notes

MI DEVELOPMENTS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN DEFICIT
AND MAGNA'S NET INVESTMENT

(Unaudited)
(United States dollars in thousands)

	Years Ended December 31,
	2003	2002	2001
Magna's net investment, beginning of year	$1,432,225	$1,171,080	$1,184,605
Net income[1]	17,144	10,550	33,208
Net contribution by (distribution to) Magna[1]	(1,440,640)	229,465	(40,769)
Charge to net investment related to lease amendments[1]	5,494)	—	—
Change in currency translation adjustment[1]	(3,235)	21,130	(5,964)

Magna's net investment, end of year and as at August 29, 2003	$—	$1,432,225	$1,171,080

Net loss, August 30, 2003 to December 31, 2003	(49,488)

Deficit, end of year	$(49,488)

1
Amounts for fiscal 2003 are up to August 29, 2003, the date of the Company's spin-off from Magna.

See accompanying notes

MI DEVELOPMENTS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)
(United States dollars in thousands)

	Three Months Ended December 31, 2003
	Real Estate Business	MEC	Consolidated
OPERATING ACTIVITIES
Net income (loss)	$10,331	$(60,737)	$(50,406)
Items not involving current cash flows	12,261	40,785	53,046
Changes in non-cash balances	13,216	25,839	39,055

Cash provided by operating activities	35,808	5,887	41,695

INVESTMENT ACTIVITIES
Property and fixed assets additions	(37,016)	(51,624)	(88,640)
Other assets (additions) disposals	(318)	36	(282)
Proceeds on disposal of real estate	362	13,248	13,610

Cash used in investment activities	(36,972)	(38,340)	(75,312)

FINANCING ACTIVITIES
Increase (decrease) in bank indebtedness	—	1,887	1,887
Issuance (repayment) of long-term debt, net	(359)	(4,475)	(4,834)

Cash used in financing activities	(359)	(2,588)	(2,947)

Effect of exchange rate changes on cash and cash equivalents	4,017	1,043	5,060

Net increase (decrease) in cash and cash equivalents during the period	2,494	(33,998)	(31,504)
Cash and cash equivalents, beginning of period	27,593	133,805	161,398

Cash and cash equivalents, end of period	$30,087	$99,807	$129,894

See accompanying notes

MI DEVELOPMENTS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)
(United States dollars in thousands)

	Three Months Ended December 31, 2002
	Real Estate Business	MEC	Consolidated
OPERATING ACTIVITIES
Net income (loss)	$4,758	$(9,410)	$(4,652)
Items not involving current cash flows	2,768	1,907	4,675
Changes in non-cash balances	(18,795)	10,671	(8,124)

Cash provided by (used in) operating activities	(11,269)	3,168	(8,101)

INVESTMENT ACTIVITIES
Property and fixed assets additions	(19,067)	(35,343)	(54,410)
Repayment of direct financing leases, net of finance income	352	—	352
Acquisition of businesses	—	(145,710)	(145,710)
Other assets additions	—	(9,810)	(9,810)
Proceeds on disposal of real estate	—	2,344	2,344
Intercompany real estate sales	(19,992)	19,992	—
Proceeds on real estate sold to Magna	—	22,371	22,371

Cash used in investment activities	(38,707)	(146,156)	(184,863)

FINANCING ACTIVITIES
Increase in bank indebtedness	62	49,475	49,537
Issuance (repayment) of long-term debt, net	(57)	(5,404)	(5,461)
Issue of note obligations	—	72,200	72,200
Minority investment in subsidiary	—	29	29
Net contribution by Magna	50,836	—	50,836

Cash provided by financing activities	50,841	116,300	167,141

Effect of exchange rate changes on cash and cash equivalents	(278)	(3,384)	(3,662)

Net increase (decrease) in cash and cash equivalents during the period	587	(30,072)	(29,485)
Cash and cash equivalents, beginning of period	6,622	117,753	124,375

Cash and cash equivalents, end of period	$7,209	$87,681	$94,890

See accompanying notes

MI DEVELOPMENTS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(United States dollars in thousands)

	Year Ended December 31, 2003
	Real Estate Business	MEC	Consolidated
OPERATING ACTIVITIES
Net income (loss)	$29,972	$(62,316)	$(32,344)
Items not involving current cash flows	37,370	62,298	99,668
Changes in non-cash balances	6,318	13,678	19,996

Cash provided by operating activities	73,660	13,660	87,320

INVESTMENT ACTIVITIES
Property and fixed assets additions	(109,747)	(105,958)	(215,705)
Other assets additions	(318)	(16,549)	(16,867)
Proceeds on disposal of real estate	1,897	13,248	15,145

Cash used in investment activities	(108,168)	(109,259)	(217,427)

FINANCING ACTIVITIES
Decrease in bank indebtedness	(911)	(42,779)	(43,690)
Issuance (repayment) of long-term debt, net	(465)	(1,403)	(1,868)
Issue of note obligations	—	145,000	145,000
Minority investment in subsidiary	—	173	173
Net contribution by Magna	55,363	—	55,363

Cash provided by financing activities	53,987	100,991	154,978

Effect of exchange rate changes on cash	3,399	6,734	10,133

Net increase in cash and cash equivalents during the period	22,878	12,126	35,004
Cash and cash equivalents, beginning of period	7,209	87,681	94,890

Cash and cash equivalents, end of period	$30,087	$99,807	$129,894

See accompanying notes

MI DEVELOPMENTS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(United States dollars in thousands)

	Year Ended December 31, 2002
	Real Estate Business	MEC	Consolidated
OPERATING ACTIVITIES
Net income (loss)	$21,839	$(11,289)	$10,550
Items not involving current cash flows	12,825	26,805	39,630
Changes in non-cash balances	(30,304)	8,062	(22,242)

Cash provided by operating activities	4,360	23,578	27,938

INVESTMENT ACTIVITIES
Property and fixed assets additions	(160,085)	(107,165)	(267,250)
Repayment of direct financing leases, net of finance income	1,017	—	1,017
Acquisition of businesses	—	(146,304)	(146,304)
Other assets additions	—	(23,148)	(23,148)
Proceeds on disposal of real estate	377	11,510	11,887
Proceeds on intercompany real estate sales	(19,992)	19,992	—
Proceeds on real estate sold to Magna	—	22,371	22,371

Cash used in investment activities	(178,683)	(222,744)	(401,427)

FINANCING ACTIVITIES
Increase (decrease) in bank indebtedness	(5,130)	49,475	44,345
Issuance (repayment) of long-term debt, net	5,429	(14,922)	(9,493)
Issue of note obligations	—	72,200	72,200
Minority investment in subsidiary	—	142,422	142,422
Net contribution by Magna	176,465	—	176,465

Cash provided by financing activities	176,764	249,175	425,939

Effect of exchange rate changes on cash and cash equivalents	(195)	(1,540)	(1,735)

Net increase in cash and cash equivalents during the period	2,246	48,469	50,715
Cash and cash equivalents, beginning of period	4,963	39,212	44,175

Cash and cash equivalents, end of period	$7,209	$87,681	$94,890

See accompanying notes

MI DEVELOPMENTS INC.

CONSOLIDATED BALANCE SHEETS

(United States dollars in thousands)

	As at December 31, 2003
	Real Estate Business	MEC	Consolidated
ASSETS
Real estate properties, net	$1,227,512	$838,870	$2,066,382
Other assets	323	256,004	256,327
Fixed assets, net	208	31,354	31,562
Cash and cash equivalents	30,087	99,807	129,894
Restricted cash	—	24,738	24,738
Accounts receivable	17,008	34,215	51,223
Deferred rent receivable	13,930	—	13,930
Prepaid expenses and other	518	12,939	13,457
Income taxes receivable	—	1,809	1,809
Future tax assets	12,790	30,030	42,820

TOTAL ASSETS	$1,302,376	$1,329,766	$2,632,142

LIABILITIES AND SHAREHOLDERS' EQUITY AND MAGNA'S NET INVESTMENT
Long-term debt	$6,931	$180,074	$187,005
Note obligations	—	208,933	208,933
Bank indebtedness	—	6,696	6,696
Accounts payable and accrued liabilities	18,487	109,994	128,481
Deferred revenue	—	19,335	19,335
Income taxes payable	2,571	—	2,571
Future tax liabilities	30,790	133,485	164,275
Minority interest	—	282,752	282,752

Total liabilities	58,779	941,269	1,000,048

Shareholders' equity:
Class A Subordinate Voting Shares			1,552,901
Class B Shares			17,893
Retained earnings			(49,488)
Currency translation adjustment			110,788

Total shareholders' equity	1,243,597	388,497	1,632,094

TOTAL LIABILITIES AND EQUITY	$1,302,376	$1,329,766	$2,632,142

See accompanying notes

MI DEVELOPMENTS INC.

CONSOLIDATED BALANCE SHEETS

(United States dollars in thousands)

	As at December 31, 2002
	Real Estate Business	MEC	Consolidated
ASSETS
Real estate properties, net	$627,554	$717,446	$1,345,000
Direct financing leases	387,024	—	387,024
Other assets	—	332,472	332,472
Fixed assets, net	206	34,684	34,890
Cash and cash equivalents	7,209	87,681	94,890
Restricted cash	—	18,692	18,692
Accounts receivable	12,281	46,138	58,419
Deferred rent receivable	10,201	—	10,201
Prepaid expenses and other	8	8,094	8,102
Income taxes receivable	—	2,262	2,262
Future tax assets	13,951	12,103	26,054

TOTAL ASSETS	$1,058,434	$1,259,572	$2,318,006

LIABILITIES AND MAGNA'S NET INVESTMENT
Long-term debt	$5,935	$132,850	$138,785
Note obligations	—	67,392	67,392
Bank indebtedness	839	49,475	50,314
Accounts payable and accrued liabilities	15,784	106,621	122,405
Deferred revenue	—	12,422	12,422
Income taxes payable	905	—	905
Future tax liabilities	29,767	164,079	193,846
Minority interest	—	299,712	299,712

Total liabilities	53,230	832,551	885,781

Magna's net investment	1,005,204	427,021	1,432,225

TOTAL LIABILITIES AND EQUITY	$1,058,434	$1,259,572	$2,318,006

See accompanying notes

MI DEVELOPMENTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts in thousands unless otherwise noted)
(all amounts for the three months ended December 31, 2003 and 2002 are unaudited)

1.     BASIS OF PRESENTATION

  The consolidated financial statements include the accounts of MI Developments Inc. and its subsidiaries (collectively "MID" or the "Company").

  On August 19, 2003, the shareholders of Magna approved spin-off transactions to list the Company as an independent company, publicly traded on the NYSE and TSX. Prior to the spin-off, Magna's net equity investment in MID was recapitalized into 47,582,083 Class A Subordinate Voting Shares and 548,238 Class B Shares of the Company. These shares were distributed on September 2, 2003, to Magna's shareholders of record as at the close of business on August 29, 2003. On August 18, 2003, the Company filed a final prospectus with applicable regulatory authorities in Canada, and an amended registration statement in the United States, to qualify the Class A Subordinate Voting Shares of the Company for public trading in Canada and the United States and to qualify the Class B Shares of the Company for public trading in Canada.

  The Company holds an investment in Magna Entertainment Corp. ("MEC"), an owner and operator of horse racetracks and a supplier of live racing content to the inter-track, off-track, and account wagering markets. The Company owns approximately 59% of MEC's total equity, representing approximately 96% of the total voting power of its outstanding stock. MEC's results are consolidated with the Company's, with outside ownership accounted for as a minority interest.

  The consolidated financial statements for the periods prior to the spin-off from Magna present the historic consolidated financial position, results of operations and cash flows of the Company on a carve-out basis from Magna. All assets and liabilities recorded in the consolidated financial statements for the periods prior to the spin-off are at Magna's historic book values and have been included from the date they were acquired by Magna.

  These consolidated financial statements present the consolidated financial position, results of operations, changes in Magna's net investment and cash flows of the Company as if it had operated as a stand-alone entity subject to Magna's control.

  The consolidated statements of income include rental revenues and finance income earned by the Company on leases with Magna and its subsidiaries, which represent a combination of operating and direct financing leases, from their effective dates. Certain of the expenses presented in the consolidated statements of income represent intercompany allocations and management estimates of the cost of services provided by Magna. These allocations and estimates are considered by management to be the best available approximation of the expenses that the Company would have incurred had it operated on a stand-alone basis over the periods presented.

  Interest expense for the periods prior to the spin-off, as presented in the consolidated statements of income, includes interest on external debt and amounts due to Magna (included in Magna's net investment) during those periods. Magna's net investment at the date of spin-off and at the end of prior periods, which includes both debt and equity components, comprises the accumulated earnings of the Company, contributions by, less distributions to, Magna, and the currency translation adjustment up to such dates.

  Income taxes for the Company for the periods prior to the spin-off have been recorded at statutory rates based on income before taxes as reported in the consolidated statements of income as though the Company was a separate tax paying entity. Income taxes payable in respect of historically separate tax paying legal entities have been presented as a liability in the consolidated balance sheet as at December 31, 2003. Income taxes payable in respect of other components which were not historically separate tax paying legal entities have been included in Magna's net investment for the periods prior to the spin-off. Future income taxes have been presented in the consolidated balance sheets for temporary differences between the financial reporting and tax bases of the Company's assets and liabilities.

  As a result of the basis of presentation described above, the consolidated statements of income may not necessarily be indicative of the revenues and expenses that would have resulted had the Company operated as a stand-alone entity during the periods prior to the spin-off.

  The consolidated statements of income include the financial results for all properties, for all periods, except for properties acquired during the three-year period ended December 31, 2003 for which financial results are included from the respective dates of acquisition.

  The Company's subsidiaries are included in these consolidated financial statements using the purchase method of accounting from the date they were acquired by Magna or MEC. All significant intercompany balances and transactions have been eliminated.

  Financial data and related measurements are presented in the following categories, which correspond to the Company's reporting segments.

  Real Estate Business — The Real Estate Business owns income-producing real estate assets in Canada, the United States, Mexico, the United Kingdom, Austria, Germany, Poland, the Czech Republic, Belgium and Spain. Substantially all these real estate assets are leased to, or are under development for subsequent lease to, Magna's automotive operating units. The Real Estate Business also owns certain properties that are being held for future development or sale.

  MEC — MEC is North America's largest operator of horse racetracks, based on revenue. The Company has a 59% equity stake in MEC and exercises control over 96% of the votes attached to MEC's outstanding stock.

  The effects of transactions between each of the above-mentioned segments are eliminated.

  We have reclassified certain prior year amounts to conform to this year's presentation.

2.     LOSS PER SHARE AND DEFICIT FOR THE YEAR ENDED DECEMBER 31, 2003

  The Company's loss per share for the year ended December 31, 2003 reflects the Company's net loss only for the period subsequent to August 29, 2003, the date when Magna's net investment was exchanged for Class A Subordinate Voting Shares and Class B Shares of the Company as part of the Company's spin-off from Magna. The weighted average number of basic and fully diluted outstanding shares is calculated for the same period of August 30, 2003 to December 31, 2003.

  The computation of diluted loss per share in fiscal 2003 excludes the effect of the potential exercise of options because the effect would be anti-dilutive.

  The Company's net loss was $49.5 million for the period from August 30 to December 31, 2003. The basic and diluted weighted average number of shares outstanding for the same period was 48,130,321. Basic and diluted loss per share for the year ended December 31, 2003 was $1.03.

  The deficit reflects only the operations of the Company following August 29, 2003, which was the date when Magna's net investment was fixed for the purpose of the distribution of the Company's Class A Subordinate Voting Shares and Class B Shares to Magna shareholders. That distribution is reflected as part of the net distribution to Magna on the Consolidated Statements of Changes in Deficit and Magna's Net Investment. The deficit was $49.5 million at December 31, 2003.

3.     REAL ESTATE PROPERTIES

  Real estate properties consist of:

	As at December 31,
	2003	2002
Real Estate Business
Revenue-producing properties under operating leases
Land	$179,848	$127,686
Buildings, parking lots and roadways — cost	1,058,948	498,824
Buildings, parking lots and roadways — accumulated depreciation	(150,913)	(110,915)

	1,087,883	515,595

Development properties
Land and improvements	124,926	68,475
Properties under development	8,700	38,363

	133,626	106,838

Properties held for sale	6,003	5,121

Total Real Estate Business	$1,227,512	$627,554

MEC
Revenue-producing racetrack properties
Land and improvements	$210,859	$207,338
Buildings — cost	253,619	222,661
Buildings — accumulated depreciation	(36,454)	(19,298)
Construction in progress	101,216	55,742

	529,240	466,443

Under-utilized racetrack properties	97,201	100,285

Development properties
Land and improvements	60,089	41,008
Properties under development	62,441	30,376

	122,530	71,384

Revenue-producing non-racetrack properties
Land and improvements	35,236	29,186
Buildings — cost	53,939	45,041
Buildings — accumulated depreciation	(8,621)	(5,720)

	80,554	68,507

Properties held for sale	9,345	10,827

Total MEC	838,870	717,446

Consolidated	$2,066,382	$1,345,000

4.     SEGMENTED INFORMATION

  (a)
  The Company's reportable segments reflect how the Company is organized and managed by senior management. The Company's operations are segmented in the Company's internal financial reports between wholly-owned operations (the Real Estate Business) and publicly traded operations (MEC). The segregation of operations between wholly-owned and publicly traded recognizes the fact that in the case of the Real Estate Business, the Company's management has direct responsibility for the key operating, financing and resource allocation decisions, whereas in the case of MEC, such responsibility resides with its separate board of directors and executive management.

    The Company's reporting segments are as follows:

    Real Estate Business

    The Real Estate Business owns real estate assets in Canada, Austria, the United States, Germany, Mexico, the United Kingdom, Poland, the Czech Republic, Belgium and Spain. Substantially all these real estate assets are leased to, or are under development for subsequent lease to, Magna's automotive operating units. The Real Estate Business also owns certain properties that are being held for future development or sale.

    MEC

    MEC currently operates or manages twelve thoroughbred racetracks, two standardbred racetracks, one racetrack that runs both thoroughbred and standardbred meets, one greyhound track, and three thoroughbred training centres. In addition, MEC operates off-track betting facilities, XpressBet™, a national Internet and telephone account wagering business, owns and operates HorseRacing TV™, a television channel focused exclusively on horse racing, and owns a 30% equity investment in AmTote. MEC also operates two golf courses and related facilities.

    The Company's Consolidated Statements of Income, Consolidated Statements of Cash Flows, and Consolidated Balance Sheets have been arranged so as to provide detailed, discrete financial information on the Real Estate Business and MEC reporting segments. Please see note 1 to the financial statements.

  (b)
  The following table shows certain information with respect to geographic segmentation:

	Year Ended and as at December 31, 2003
	Revenues	Real Estate Properties, Net	Direct Financing Leases	Fixed Assets, Net
Real Estate Business
United States	$20,395	$242,947	$—	$53
Europe	53,025	522,098	—	108
Canada	33,534	384,381	—	47
Mexico	9,226	78,086	—	—

	116,180	1,227,512	—	208

MEC
United States	659,203	625,591	—	24,424
Europe	9,640	136,169	—	1,466
Canada	28,943	77,110	—	5,464

	697,786	838,870	—	31,354

Consolidated	$813,966	$2,066,382	$—	$31,562

	Year Ended and as at December 31, 2002
	Revenues	Real Estate Properties, Net	Direct Financing Leases	Fixed Assets, Net
Real Estate Business
United States	$17,640	$156,567	$52,253	$—
Europe	30,611	315,012	121,391	157
Canada	28,207	142,386	143,685	49
Mexico	9,645	13,589	69,695	—

	86,103	627,554	387,024	206

MEC
United States	524,015	582,694	—	29,000
Europe	10,296	88,322	—	1,504
Canada	6,019	46,430	—	4,180

	540,330	717,446	—	34,684

Consolidated	$626,433	$1,345,000	$387,024	$34,890

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PRESS RELEASE MI DEVELOPMENTS ANNOUNCES FOURTH QUARTER AND 2003 FISCAL YEAR RESULTS
MI DEVELOPMENTS INC. REAL ESTATE BUSINESS PRO FORMA STATEMENTS OF INCOME (Unaudited) (United States dollars in thousands
MI DEVELOPMENTS INC. REAL ESTATE BUSINESS RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS (PRO FORMA) (Unaudited) (United States dollars in thousands)
MI DEVELOPMENTS INC. NOTES TO REAL ESTATE BUSINESS PRO FORMA STATEMENTS OF INCOME (all tabular amounts in thousands unless otherwise noted) (all pro forma amounts for the three months and years ended December 31, 2003 and 2002 are unaudited)
MI DEVELOPMENTS INC. CONSOLIDATED STATEMENTS OF INCOME (Unaudited) (United States dollars in thousands)
MI DEVELOPMENTS INC. CONSOLIDATED STATEMENTS OF INCOME (Unaudited) (United States dollars in thousands)
MI DEVELOPMENTS INC. CONSOLIDATED STATEMENTS OF INCOME (United States dollars in thousands)
MI DEVELOPMENTS INC. CONSOLIDATED STATEMENTS OF INCOME (United States dollars in thousands)
MI DEVELOPMENTS INC. CONSOLIDATED STATEMENTS OF CHANGES IN DEFICIT AND MAGNA'S NET INVESTMENT (Unaudited) (United States dollars in thousands)
MI DEVELOPMENTS INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited) (United States dollars in thousands)
MI DEVELOPMENTS INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited) (United States dollars in thousands)
MI DEVELOPMENTS INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (United States dollars in thousands)
MI DEVELOPMENTS INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (United States dollars in thousands)
MI DEVELOPMENTS INC. CONSOLIDATED BALANCE SHEETS (United States dollars in thousands)
MI DEVELOPMENTS INC. CONSOLIDATED BALANCE SHEETS (United States dollars in thousands)
MI DEVELOPMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (all tabular amounts in thousands unless otherwise noted) (all amounts for the three months ended December 31, 2003 and 2002 are unaudited)